ST. MARY LAND & EXPLORATION COMPANY                             EXHIBIT 12.1

           RATIO OF EARNINGS TO FIXED CHARGES

                 Years Ended December 31,
-------------------------------------------------------------
   2003         2002         2001         2000         1999
   ----         ----         ----         ----         ----

  17.30%        9.90%       69.40%       86.10%        0.60%

The ratio of earnings to fixed charges has been computed by dividing earnings available for fixed charges (earnings from continuing operations before income taxes) by fixed charges (interest expense plus capitalized interest). St. Mary started capitalizing interest in 1999, therefore all ratios prior to 1999 were calculated using interest expense only.